                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                -----------------------------------------------

                                   FORM 6-K

                -----------------------------------------------

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 or
                      the Securities Exchange Act of 1934

                -----------------------------------------------

                         For the month of February 1997

                -----------------------------------------------

                              MERIDIAN GOLD INC.
                (Translation of registrant's name into English)

                              5011 Meadowood Way
                              Reno, Nevada 89502
                    (Address of principal executive offices
                -----------------------------------------------

                    Form 20-F   X           Form 40-F
                              -----                   -----

                          Yes   X                  No
                              -----                   -----


Meridian Gold Inc.                             [LOGO OF MERIDIAN GOLD INC.
5011 Meadowood Way                                    APPEARS HERE]
Reno, Nevada 89502
Phone: (702) 827-3777
Fax:   (702) 827-7133

MERIDIAN GOLD INC.
5011 Meadowood Way
RENO, NEVADA 89502
PHONE:  (702) 827-3777                                                 [______]
FAX:    (702) 827-7133
--------------------------------------------------------------------------------

        MERIDIAN GOLD REPORTS 1997 FOURTH QUARTER AND FULL YEAR RESULTS
                     (All dollar amounts in U.S. currency)

RENO, NEVADA, FEBRUARY 19/th/, 1998 - Meridian Gold Inc. today is pleased to report 1997 gold production of 203,000 ounces at an average cash cost of $205 per ounce. When compared to 1996, gold production was essentially level, but cash costs improved 14% from $239 per ounce. This places Meridian in the lowest quartile of cash costs of gold production in the western world.

In addition, the Company expensed a record $31 million in exploration during the year. This news release will provide an update on some of the more significant results from that spending, including a recent discovery of a new mineralized zone at El Penon. During March, the Company will provide further information on the ongoing El Penon feasibility work, which is nearing completion.

At year-end, Meridian's financial position remained strong, with about $54 million in cash and no debt. However, due to the low gold price environment, several adjustments were made during the year, including the recording in the third quarter of $36.4 million in non-cash charges for impairment and reclamation costs, the consolidating of all headquarters operations to the Reno office, and the changing of some of the operating parameters at the mines. All of the Company's reserves and resources will be restated using a $350 long-term gold price, and a sensitivity analysis at lower gold prices will also be provided in early March.

While Meridian Gold recorded a significant loss of $69 million for 1997, primarily as a result of an aggressive exploration program ($31 million) and non-cash charges due to lower gold prices ($36 million), the Company has focused its efforts to forward its two advanced stage projects at El Penon in Chile and Rossi on the Carlin Trend in Nevada. These efforts and their corresponding negative impact on short-term earnings were completely consistent with our stated intentions at the time of our secondary offering in July 1996.

FOURTH QUARTER RESULTS
----------------------
Sales for the quarter were $20.4 million, versus $20.0 million in the fourth quarter of 1996, reflecting higher production offsetting lower realized gold prices. The average realized price of gold decreased to $306 per ounce from $392 per ounce in the fourth quarter of 1996. Gold production for the quarter increased to 61,000 ounces from 55,000 ounces in 1996, while cash production costs improved to $183 per ounce from $224 per ounce.

At Beartrack, gold production was 30,000 ounces, with cash costs of $202 per ounce. This compares to fourth quarter 1996 production of 31,000 ounces at a cash cost of $197 per ounce.

At Jerritt Canyon, the Company's share of gold production in the fourth quarter was 31,000 ounces at a cash cost of $165 per ounce. Production for the quarter was up 29% from fourth quarter 1996 production of 24,000 ounces, due primarily to higher grade ores from the underground Murray Mine and the Dash open pit more than offsetting the lower planned throughput. The cash costs represent a 36% reduction from fourth quarter 1996, due mainly to the higher production.

Exploration spending in the fourth quarter, primarily at El Penon, was $8.0 million, compared to $5.7 million in the fourth quarter of 1996.

FULL YEAR 1997 RESULTS
----------------------
For the full year 1997, sales were $68.7 million, 10% lower than in 1996 and primarily reflecting lower gold prices. The average realized price of gold in 1997 was $334 per ounce, compared to $392 in 1996. Exploration spending was $31.1 million, significantly higher than the $13.4 million spent in 1996 and attributable largely to the feasibility work at El Penon, which was all expensed.

1997 gold production was 203,000 ounces, up slightly from 1996 production of 202,000 ounces. Cash production costs improved to $205 per ounce from $239 per ounce, due primarily to the major improvement in cash costs at Jerritt Canyon.

At Beartrack, 1997 gold production was 107,000 ounces, at a cash cost of $202 per ounce. This compares to 1996 production of 109,000 ounces at a cash cost of $190. Slightly lower throughput as a result of construction activities on the heap leach pad in 1997 explains the differences. During 1997 the major pad expansion project was completed, which will carry Beartrack through its remaining life.

Beartrack has completed a full year without a lost-time accident. In addition, the Idaho Land Board awarded the mine with a Special Project Award during 1997 for the reclamation work done on Napias Creek.

Jerritt Canyon produced 96,000 ounces of gold for Meridian's account at a cash cost of $209 per ounce in 1997, versus 93,000 ounces at $297 per ounce in 1996. The 30% reduction in cash costs reflects a 65% increase in grade more than offsetting a 42% decline in throughput which resulted from the shutting down of the wet mill early in the year.

1997 EL PENON EXPLORATION REPORT
--------------------------------
Significant progress was made in major areas of the project:

1. DELINEATION DRILLING FOR THE FEASIBILITY STUDY -- Surface drilling started at El Penon in February and continued until mid-December. For the year, 356 holes were drilled, including 48 core holes with an emphasis on reserve definition or development drilling. There were as many as seven drill rigs active on the property at any one time, and nearly $12 million was spent on surface drilling.

    Early in the year, 51 `condemnation' holes were drilled to confirm that areas tentatively planned for future facilities and mine dumps were not located above potential mineralization. This work was completed by March and was followed by extensive development drilling at the known resource areas.

    Our initial resource estimates included gold and silver resources at areas named Quebrada Orito, Orito Sur, Orito Norte, Cerro Martillo, and Discovery Wash. With continued drilling in 1997, it was confirmed that the first three areas are actually connected and are a contiguous part of the original Quebrada Orito zone localized by the same mineralized fault zone. This zone was where a majority of the surface and all of the underground exploration work was conducted for most of the year.

    At this expanded Quebrada Orito zone, the surface drilling included 38 diamond core and 148 reverse circulation holes, and most of this work was completed on the southern end of the resource where it is covered by gravel and unmineralized rocks. At the end of the year, exploration drilling was modified again to concentrate additional drilling within inferred resources at the southern portion of the Quebrada Orito zone (Orito Sur). The table below shows the more significant drill results in that program:


================================================================================
ORITO SUR PROGRAM    From     To      Interval     Gold grade    Silver grade
                     ----     ---     --------     ----------    ------------
      Hole           (m)      (m)       (m)        (g/tonne)      (g/tonne )
--------------------------------------------------------------------------------
      PO065          318      324        6           15.7            910.0
      PO066          190      194        4            5.1             79.3
                     238      242        4            8.3            105.2
      PO067          274      280        6          106.4            688.6
      PO068          286      296       10          114.0            574.5
      PO069          232      242       10           10.0            226.0
      PO070          258      276       18           11.8            298.7
      PO071                      Abandoned due to deviation
      PO072          284      290        6            3.8            186.8
      PO073          252      258        6            7.2             76.0
      PO074          222      236       14            8.1             55.1
      PO075          310      312        2            4.0            167.4
                     320      324        4           13.9            383.7
      PO076          274      282        8           17.5             88.6
      PO077          332      336        4            5.0            123.9

      Note: True widths are approximately 60-70% of the interval distance.
--------------------------------------------------------------------------------


2.) UNDERGROUND PROGRAM -- The underground program in Quebrada Orito was successful in verifying the tenor and style of mineralization encountered in the earlier reverse circulation drilling. Six cross-cuts intersected the ore zone with an average true width of 12.4 meters. The average gold grade was 9 g/tonne, and the average silver grade was 164 g/tonne. In order to determine the continuity of the ore zone along strike, a drift of 45 meters in the ore zone was developed, and mineralization was encountered along the entire strike length with an average grade of 20 g/tonne gold and 251 g/tonne silver.
3.) ENGINEERING - Meridian contracted Kvaerner Metals to complete the necessary metallurgical and engineering work for the bidding of a lump-sum Engineering, Procurement, and Construction Management (EPCM) contract. Meridian intends to solicit fixed-price bids based upon Kvaerner's design during the first quarter, and to review those bids during the second quarter. This process will be used to facilitate the Company's economic evaluation of the project.
4.) PERMITTING - All permitting to enable development of a possible mining project has been initiated with the proper Chilean authorities. This process is proceeding on schedule.
5.) EXPLORATION - Because of the emphasis on converting our resources to proven and probable mineable reserves, only 63 true exploration holes were drilled out of a total of 356 holes. However, this limited work was successful at a new, nearby prospect called Doncella. At this target, a new zone of significant mineralization, with many similarities to the known resources, was discovered. This mineralization occurs along a large geophysical anomaly starting at depths of 125 meters. Doncella has been encountered with only limited drilling, but several holes have confirmed a zone of ore grade mineralization up to 12 meters wide containing 5.2 g/t gold and 125 g/t silver over a strike length of at least 60 meters. The core of this zone is higher grade with up to 6 meters true width of 8 g/t gold and 264 g/t silver. The Doncella zone remains open in both directions along strike and at depth. Further defining and exploring this zone will be a high priority when 1998 exploration drilling begins. The results of the five mineralized holes on three different sections are shown below:

================================================================================
   DONCELLA     From    To     Interval    Gold grade    Silver grade   Location
   PROGRAM      ----    ---    --------    -----------   ------------   --------
     Hole       (m)     (m)       (m)       (g/tonne)     (g/tonne)
--------------------------------------------------------------------------------
     PX009      170     180       10           2.8           53.7        2200 N
     PX036      190     208       18           4.3           75.1        2200 N
     PX045      256     274       18           5.2           37.5        2200 N
     PX056      268     296       28           5.2          125.2        2170 N
     Incl.      282     294       12           8.0          264.2
     PX057      268     294       26           4.0           98.0        2140 N
     Incl.      286     294        8          10.2          308.3

================================================================================


1998 OUTLOOK
------------
The Company expects to produce approximately 200,000 ounces of gold in 1998 -- 100,000 ounces each from Beartrack and Jerritt Canyon. Cash costs are expected to be $225 per ounce, with Beartrack producing for $230 per ounce and Jerritt Canyon producing for $220 per ounce.

Exploration expenses of approximately $9 million are budgeted, with more than 75% of the monies to be spent in South America. The majority of this 75% will be spent at El Penon, where major exploration work will continue, and the remainder will be spent on grass roots exploration. Capital expenditures are expected to be about $10 million, with eighty percent slated for the development of the high-grade SSX mine at Jerritt Canyon.

Meridian Gold Inc. is a proven, exploration-oriented gold producer, led by a strong management team committed to growth and possessing a healthy balance sheet. The common shares of Meridian are traded on The Toronto Stock Exchange
(MNG) and the New York Stock Exchange (MDG).

------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

  Wayne M. Hubert       Tel:     (702) 827-7130
  Investor Relations    Fax:     (702) 827-7133
  Meridian Gold Inc.    E-mail:  whubert@meridiangold.com


                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 27, 1998

                                        MERIDIAN GOLD INC.

                                        By: /s/ Brian J. Kennedy
                                           ---------------------
                                           President and Chief Executive Officer

                              Meridian Gold Inc.
                              ------------------
                Consolidated Condensed Statement of Operations
                ----------------------------------------------
            (Unaudited and in US$ millions, except per share data)


                                              Three Months
                                            Ended December 31     Full Year
                                            -----------------  ---------------
                                              1997     1996     1997     1996
                                            -------   -------  ------   ------

  Sales                                      $ 20.4   $ 20.0   $ 68.7   $ 76.2

  Costs and expenses
     Operating expenses                        14.2     17.7     55.0     56.2
     Depreciation, depletion & amortization     5.7      5.2     23.3     21.0
     Exploration costs                          8.0      5.7     31.1     13.4
     Selling, general and
      administrative expenses                   1.5      3.4      6.2      6.4
     Provision for impairment of mining
      properties                                 --       --     26.2       --
                                             ------   ------   ------   ------
  Total costs and expenses                     29.4     32.0    141.8     97.0

  Operating loss                               (9.0)   (12.0)   (73.1)   (20.8)

  Interest income                               0.7      1.1      3.7      4.9
  Gain (loss) on sale of assets                (0.2)      --      0.2       --
                                             ------   ------   ------   ------

  Net loss                                   $ (8.5)  $(10.9)  $(69.2)  $(15.9)
                                             ======   ======   ======   ======

  Loss per common share                      $(0.12)  $(0.15)  $(0.94)  $(0.22)
                                             ======   ======   ======   ======

  Weighted average common shares
     outstanding                               73.6     73.6     73.6     73.6
                                             ======   ======   ======   ======

                              Meridian Gold Inc.
                              ------------------
                          Operating Data (Unaudited)
                          --------------------------

                                                          Three Months
                                                        Ended December 31         Full Year
                                                        -----------------    ------------------
                                                         1997       1996       1997      1996
                                                        ------     ------    -------    -------
BEARTRACK MINE
  Gold production - Heap leach (ounces)                 30,135     31,229    107,229    108,599
  Tonnes mined (thousands):
    Ore                                                  1,063        689      3,764      3,923
    Waste                                                1,049      1,066      4,286      3,986
                                                        ------     ------    -------    -------
      Total                                              2,112      1,755      8,050      7,909

Average heap leach grade (grams / tonne)                  0.73       0.89       0.89       0.89

Cash cost of production / ounce                         $  202     $  197    $   202    $   190

JERRITT CANYON JOINT VENTURE
  Gold production (Meridian Gold 30 % share ounces):
    Milling                                             30,414     23,641     95,328     92,429
    Heap leach                                               0        122        213        565
                                                        ------     ------    -------    -------
      Total                                             30,414     23,763     95,541     92,994
  Tonnes mined (100%, thousands):
    Ore                                                    427        336      1,189      1,442
    Waste                                                4,058      6,424     23,776     15,215
                                                        ------     ------    -------    -------
      Total                                              4,485      6,760     24,965     16,657

  Mill tonnes processed (100%, thousands)                  344        633      1,396      2,420
  Average mill ore grade (grams / tonne)                  8.96       4.41       7.39       4.49
  Mill recoveries                                         96.8%      87.4%      90.8%      87.5%

Cash cost of production / ounce                         $  165     $  259    $   209    $   297

TOTAL
Ounces of gold produced                                 60,549     54,992    202,770    201,593
Ounces of gold sold                                     66,643     51,782    207,282    197,193
Average realized price / ounce                          $  306     $  392    $   334    $   392

Cash cost of production / ounce                         $  183     $  224    $   205    $   239


                              Meridian Gold Inc.
                              ------------------

                     Consolidated Condensed Balance Sheets
                     -------------------------------------
                               (In US$ millions)


                                                 December 31  December 31
                                                 -----------  -----------
                                                    1997         1996
                                                   ------       ------
ASSETS
Current Assets:
  Cash and cash equivalents                        $ 54.3       $ 82.6
  Trade receivables                                   1.2          1.8
  Inventories                                        10.0         16.8
  Other current assets                                3.4          2.7
                                                   ------       ------
Total current assets                                 68.9        103.9
                                                   ------       ------

Property, plant and equipment, net                   75.7        106.6
Other assets                                          3.3          4.1
                                                   ------       ------

Total Assets                                       $147.9       $214.6
                                                   ======       ======


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable, trade and other                $  5.3       $  7.6
  Accrued and other liabilities                       8.9         10.7
                                                   ------       ------
Total current liabilities                            14.2         18.3
                                                   ------       ------

Other long-term liabilities                          21.2         14.6
Shareholders' equity                                112.5        181.7
                                                   ------       ------

Total liabilities and shareholders' equity         $147.9       $214.6
                                                   ======       ======

                              Meridian Gold Inc.
                             --------------------

                Consolidated Condensed Statement of Cash Flows
                ----------------------------------------------
                        (Unaudited and in US$ millions)

                                                                               Three Months
                                                                             Ended December 31       Full Year
                                                                             -----------------   -----------------
                                                                              1997      1996      1997      1996
                                                                             ------    -------   -------   -------
  Net income (loss)                                                          $ (8.5)   $ (10.9)  $ (69.2)  $ (15.9)

  Provision for depreciation, depletion and amortization                        5.7        5.2      23.3      21.0
  Provision for reclamation, net of spending                                   (0.5)       6.2       5.5       7.3
  Impairment of mining properties                                               ---        ---      26.2       ---
  Other changes in assets and liabilities, net                                  2.7        3.1       6.9       3.0
                                                                             ------    -------   -------   -------

  Net cash provided by (used in) operating activities                          (0.6)       3.6      (7.3)     15.4

  Cash flows from investing activities:
     Capital spending                                                          (4.7)      (5.1)    (19.0)    (13.9)
     Disposal of property, plant and equipment                                  ---        0.2       0.5       0.2
                                                                             ------    -------   -------   -------
  Net cash used in investing activities                                        (4.7)      (4.9)    (18.5)    (13.7)

  Cash flows from financing activities:
     Proceeds from sale of common stock                                         ---        ---       ---       0.5
     Capital contributions/return of capital related to reincorporation         ---       (0.1)      ---       2.2
     Repayment of long-term debt                                                ---        ---      (2.5)     (1.0)
                                                                             ------    -------   -------   -------
  Net cash provided by (used in) financing activities                           ---       (0.1)     (2.5)      1.7

  Increase (decrease) in cash and cash equivalents                             (5.3)      (1.4)    (28.3)      3.4
                                                                             ------    -------   -------   -------

  Cash and cash equivalents, beginning of period                               59.6       84.0      82.6      79.2
                                                                             ------    -------   -------   -------

  Cash and cash equivalents, end of period                                    $54.3     $ 82.6    $ 54.3    $ 82.6
                                                                             ------    -------   -------   -------